CONTACT:	-OR-	INVESTOR RELATIONS COUNSEL:
Dr. Wang Ben		The Equity Group Inc.
Chief Financial Officer		Adam Prior
(8610) 5898-1355		(212) 836-9606
wangben@hollysys.com		aprior@equityny.com
Jennifer Zhang
Investor Relations and Corporate Communications
(8610) 5898-1386
zhangqiuju@hollysys.com

FOR IMMEDIATE RELEASE

HLS SYSTEMS REPORTS FINANCIAL RESULTS
FOR ITS FISCAL 2008 THIRD QUARTER AND NINE MONTHS ENDED MARCH 31, 2008

Highlights

•
Comprehensive income, excluding one-time merger and stock compensation related expenses, for the nine months ended March 31, 2008 was $19.2 million, up $4.6 million, or 31.5% from $14.6 million in the same period of the prior year;

•	Revenue for the nine months ended March 31, 2008 increased by 31.1% to $89.6 million from $68.3 million in the same period of the prior year;

•	Management reiterates the $32 million incentive share earnings target for the calendar year ending December 31, 2008 (based on comprehensive income and excluding stock compensation expenses);

•	Backlog as of March 31, 2008 increased to $153.7 million, up from $112.4 million at March 31, 2007; Average contract size of new contracts increased 29.3%;

•	Cash as of March 31, 2008 was $68.7 million, or $1.64 per share, up from $11.7 million on June 30, 2007;

•	Conference call scheduled for 9:00 AM ET tomorrow to discuss results

BEIJING, China - July 16, 2008 - HLS Systems International Ltd. (OTCBB: HLSYF), (“HLS” or “the Company”), one of the leading automation systems providers in the People’s Republic of China (PRC), today announced financial results for its fiscal 2008 third quarter and nine months ended March 31, 2008 (see attached tables).

Dr. Wang Changli, HLS’ Chief Executive Officer commented, “We are pleased to announce our financial and operating results for the period ended March 31, 2008. Excluding one-time merger and stock compensation expenses, both our revenue and income increased by over 30% for the nine months ended March 31, 2008 when compared with the nine months ended March 31, 2007. Our growth would have been even greater had the major snow storms that occurred in January and February 2008 and virtually paralyzed the transportation network in central China not affected our operations. This resulted in unanticipated delivery delays from our Hangzhou production facility to various key customers located in this region.”

HLS Systems International Ltd.                                                                                               Page 2
July 16, 2008

Dr. Wang continued, “We are more excited than ever about opportunities in each of each of our business segments and feel that we are well positioned to take advantage of China’s massive infrastructure build-out.

Industrial Automation
Our core industrial automation business continues to benefit from a growing focus by Chinese manufacturers on productivity, quality and safety, and wage increases for Chinese workers are forcing factories to automate to stay competitive. We continue to focus our efforts on high growth opportunities in this business segment, and are pursuing a strategic alliance with a major PRC energy group to offer exclusive automation control products and services for their power plants. In addition, we are also focused on providing control systems to the rapidly expanding alternative energy market, including wind and biomass, and are pursuing alliance with a leading wind energy company in China to provide automation controls for their wind turbines exclusively.

Nuclear Power
We also remain very excited about our near term prospects in the nuclear automation and control systems segment of our business. The nuclear power market opportunity in China is huge and growing, as the PRC government recently announced plans to increase the nuclear build-out from 40 1GW reactors to 70 1GW reactors by 2020. As a result of our joint venture with Guangdong Nuclear Power Group (“GNPG”), the leading nuclear power plant operator in PRC, we believe we are uniquely positioned to be the dominant instrumentation and control system provider within the Chinese nuclear power industry.

In July 2007, we announced that our joint venture with GNPG signed contracts totaling $97 million to develop control systems for 6 1GW reactors and we expect to enter additional contracts in the future.

Rail/Subway
Another exciting segment of our business involves control systems for rail and subway networks. This continues to represent a large and growing market driven by the continued build-out of transportation infrastructure and the mandated replacement of old technology upgrades for safety purposes. Within this market segment, we remain particularly excited about the opportunities with high speed rail networks and are positioning HLS to be the premier provider of the control systems for these networks. In January 2008, we announced the signing of a 200 kilometer per hour high speed rail control system contract worth $19.9 million. Based on our performance on the previous contracts and the successful testing and implementation of control systems for trains at this speed and faster, we are well-positioned to win additional contracts for high speed rail systems ranging from 200 to 300 kilometers per hour.

Automation & Drive
In addition to the continued growth of our automation control system business, we also look forward to entering the surging automation and drive market and feel it will be a great complement to our core automation control business. The automation and drive business combines motor and drive technologies with our control systems to offer customers a totally integrated solution.”

Fiscal 2008 Nine Months Financial Results
For the nine months ended March 31, 2008, total revenue increased 31.1% to $89.6 million compared to $68.3 million for the same period of the prior year. The increase was primarily due to a greater number of integrated contracts being performed during the nine months ended March 31, 2008. There were 1,835 contracts being performed during that period compared to 1,508 for the same period of the prior year. For the nine months ended March 31, 2008 the overall gross margin was 28.2%, compared to 34.9% for the same period in the prior year. This decrease in gross margins was a direct result of the Company’s contract mix. However, based on existing backlog and expected contracts management expects to receive over the next few months, HLS’ gross margins, on average, is expected to increase to over 30% for calendar year 2008.

HLS Systems International Ltd.                                                                                               Page 3
July 16, 2008

The Company’s financial results for the nine months ended March 31, 2008 included $17 million in stock compensation expense on earn-out shares in accordance with SFAS 123R as a result of the stock purchase agreement under the redomestication merger with Chardan North China Acquisition Corp., and $3.2 million in net interest expense due to merger related expenses connected to the previously announced $30 million bridge loan in December 2006. The Company anticipates that there will be no further material interest expense from the bridge loan in future periods. Excluding these one-time stock compensation and merger-related expenses, HLS’ comprehensive income for the nine months ended March 31, 2008 was $19.2 million, up $4.6 million, or 30.9% from $14.6 million in the same period of the prior year

The following table provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

	Nine Months Ended March 31,
	2007	2008
Comprehensive income (loss) in GAAP measures	$13,644,392	$(1,072,851)
Stock compensation expenses	-	17,000,000
Merger related expenses	998,298	3,244,434
Comprehensive income in non-GAAP measures	$14,642,690	$19,171,583

Fiscal 2008 Third Quarter Financial Results
For the three months ended March 31, 2008, total revenues were $18.5 million versus $19.8 million in the comparable prior fiscal year period. This was due to a delay in the progress of a number of projects in the traditional industrial automation segment due to the snow and ice storms in central China during January and February. The Company expects revenue from these delays to be reported in future quarters.

As a percentage of total revenue, overall gross margin declined to 22.7% for the three months ended March 31, 2008 from 30.4% for the prior fiscal year period, primarily due to a different project mix. During the third quarter of fiscal 2008, a higher proportion of revenues were derived from subway system integration projects with a lower margin level of around 10%. HLS’ gross margins are expected to increase and average over 30% for the remainder of 2008 and 2009, as its contract mix is expected to shift towards higher margin business lines, such as industrial automation, high speed rail network automation and nuclear power plant automation.

Balance Sheet Highlights
As of March 31, 2008 HLS’ cash and cash equivalents amounted to $68.7 million compared with $11.7 million at June 30, 2007 with working capital of $135.7 million versus $27 million and a current ratio of 2.7:1.

Backlog
HLS’ backlog as of March 31, 2008 amounted to $153.7 million, representing an increase of 36.8% compared to $112.4 million as of March 31, 2007, and up 50.8% from $101.9 million at June 30, 2007. Of the total backlog, the unrecognized revenue associated with new contracts signed in the current period was $95.2 million. The current breakdown for the backlog by segment:
•	$56.2 million related to Industrial Automation & Control
•	$69.3 million related to System Integration projects for Subway
•	$22.4 million related to Rail projects
•	$5.8 million related to miscellaneous contracts

This backlog total does not include $97 million in contracts from the six nuclear plant control system projects which were announced in July 2007 by the joint venture company owned by HLS and GNPG. The Company expects to begin recognizing revenue from this joint venture in the later part of calendar 2008.

HLS Systems International Ltd.                                                                                             Page 4
July 16, 2008

The following table, which sets forth the information regarding the contracts won during the periods and backlog at the dates as indicated:

For Fiscal Years Ended June 30,	For Nine Months Ended March 31
	2005	2006	2007	2007	2008
Number of new contracts won during the period	702	927	1,161	864	927
Total amount of new contracts (million)	$90.06	$117.17	$138.77	$110.74	$153.69
Average value per contract	$128,286	$126,397	$119,526	$128,173	$165,798

Management Reiterates Earnings Target
Dr. Wang concluded, “We continue to stay positive about all of our business divisions and feel we are well positioned to benefit from China’s massive infrastructure build-out. We are reiterating the $32 million incentive share earnings target for the calendar year ending December 31, 2008 (which is based on comprehensive income and excluding stock compensation expenses) and look forward to continued growth throughout the remainder of the year and into 2009.”

Conference Call
Management will discuss the current status of the Company’s operations during a conference call at 9:00 AM EDT on Thursday, July 17, 2008. Interested parties may participate in the call by dialing (888) 787-0460 (U.S.) or (706) 679-3200 (International) approximately 10 minutes before the call is scheduled to begin and ask to be connected to the HLS Systems conference call. In addition, the conference call will be broadcast live over the internet at http://audioevent.mshow.com/345534. Go to the website at least 15 minutes early to register, download and install any necessary audio software. The internet audio stream will be available for 30 days. Listeners may dial 800-642-1687 (Domestic) or 706-645-9291 (International) and use the code 53323489 for the phone replay.

About HLS Systems International

HLS Systems International has become one of the leading automation systems providers in the PRC, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With its philosophy of sincere concern for customers and its technical innovation capabilities, HLS Systems International specializes in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and safety controls for nuclear power reactors. To know more, start here: www.hollysys.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts, including statements relating to the expected growth of HLS, future product introductions, the mix of products in future periods and future operating results. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China and in Southeast Asia; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HLS is engaged; cessation or changes in government incentive programs: potential trade barriers affecting international expansion; fluctuations in customer demand; management of rapid growth and transitions to new markets; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval

HLS Systems International Ltd.                                                                                               Page 5
July 16, 2008

and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in HLS’ filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. HLS does not assume any obligation to update the information contained in this press release or filings.

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HLS Systems International Ltd.                                                                                           Page 6
July 16, 2008

CONSOLIDATED STATEMENT OF INCOME
(In US Dollars)
	Three Months Ended March 31,		Nine Months Ended March 31,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Integrated contract revenue	$18,698,757	$16,667,323	$65,011,587	$83,474,562
Products sales	1,114,488	1,790,719	3,308,911	6,095,325
Total revenues	19,813,245	18,458,042	68,320,498	89,569,887

Cost of integrated contracts	13,249,230	13,992,001	42,667,321	62,052,363
Cost of products sold	535,334	275,809	1,807,270	2,295,925
Gross profit	6,028,681	4,190,232	23,845,907	25,221,599

Operating expenses:
Selling	1,620,643	1,647,200	5,693,467	7,028,745
General and administrative	1,178,099	2,285,437	4,899,071	24,342,394
Research and development	-	-	-	-
Impairment loss	-	-	-	-
Loss on disposal of assets	62	(15,790)	31,061	23,586
Total operating expenses	2,798,804	3,916,847	10,623,599	31,394,725

Income from operations	3,229,877	273,384	13,222,308	(6,173,126)

Other income (expense), net	24,324	82,305	119,213	(36,998)
Interest expense, net	(946,221)	(198,224)	(1,905,443)	(3,930,190)
Investment income (loss)	250,473	108,387	258,765	471,662
Subsidy income	87,434	1,733,569	3,337,748	4,231,375
Income before income taxes	2,645,887	1,999,422	15,032,591	(5,437,277)

Income taxes expenses	128,446	(209,464)	1,179,566	685,012
Income before minority interest	2,517,441	2,208,886	13,853,025	(6,122,289)

Minority interest	252,747	240,400	1,994,851	1,373,134
Net income	$2,264,694	$1,968,486	$11,858,174	$(7,495,423)

Other comprehensive income:
Net income	$2,264,694	$1,968,486	$11,858,174	$(7,495,423)
Translation adjustments	577,263	3,225,628	1,786,218	6,422,572
Comprehensive income	$2,841,957	$5,194,114	$13,644,392	$(1,072,851)

HLS Systems International Ltd.                                                                                                Page 7
July 16, 2008

CONSOLIDATED BALANCE SHEET
(In US Dollars)
	June 30, 2007	March 31, 2008
		(Unaudited)
ASSETS

Cash and cash equivalents	$11,668,761	$68,681,422
Contract performance deposit in banks	3,524,317	5,645,803
Term deposit	853,915	713,063
Accounts receivable, net of allowance for doubtful accounts $2,836,677 and $3,923,976	87,372,794	99,191,559
Other receivables, net of allowance for doubtful accounts $111,329 and $181,721	2,856,404	5,576,175
Advances to suppliers	8,146,854	5,247,021
Inventories, net of provision $345,976 and $424,702	13,907,280	24,960,961
Prepaid expenses	74,404	43,414
Deferred income tax assets	-	456,435
Amounts due from related parties	-	3,110,308
Total current assets	128,404,729	213,626,161

Property, plant and equipment, net	17,332,953	26,448,538
Long term investments	9,192,888	10,050,294
Goodwill	-	99,439
Long-term deferred expenses	-	163,940
Total assets	$154,930,570	$250,388,372

LIABILITIES AND STOCKHOLDERS’ EQUITY

Short-term bank loans	$16,421,440	$7,843,697
Current portion of long-term loans	1,970,573	1,426,127
Notes payables, net of discount of $4,819,326 and $0	27,566,936	-
Accounts payable	22,309,829	23,330,568
Deferred revenue	11,620,046	19,094,299
Accrued payroll and related expense	6,959,187	5,951,957
Income tax payable	804,156	883,421
Warranty liabilities	2,126,569	2,753,103
Other tax payables	6,492,801	4,949,721
Accrued liabilities	3,905,481	8,044,575
Amounts due to related parties	768,781	1,387,010
Deferred tax liabilities	473,201	344,203
Tax effect on re-domestication	-	1,903,509
Total current liabilities	101,419,000	77,912,190

Long-term bank loans	3,284,288	7,130,633
Long-term bonds payable	-	11,409,013
Total liabilities	104,703,288	96,451,836

Minority interest	13,200,169	15,769,566

Preferred stock, par value $0.001 per share, 1,300,000 shares issued and outstanding	1,300	-
Common stock, par value $0.001 per share, 100,000,000 shares authorized, 22,200,000 and 43,942,614 shares issued and outstanding	22,200	43,943
Additional paid-in capital	19,234,295	91,426,560
Appropriated earnings	8,768,174	8,768,174
Note receivable from the sole stockholder	(30,000,000)	-
Retained earnings	35,127,764	27,632,341
Cumulative translation adjustments	3,873,380	10,295,952
Total stockholder’s equity	37,027,113	138,166,970
Total liabilities and stockholders' equity	$154,930,570	$250,388,372